Syneron Announces Availability of elōs Plus™ in Canada
Following Health Canada Clearance

Yokneam, Israel – October 22, 2012 – Syneron Medical Ltd. (NASDAQ: ELOS), www.syneron.com, the leading global aesthetic device company, announced today Health Canada clearance and the commercial launch of the elōs Plus™ next generation multi-platform system in Canada. The availability of elōs Plus, which features many of the Syneron’s sophisticated innovations, such as the elōs® technology, follows on its recent launch in the U.S., Europe and Asia.

"In today’s diverse and competitive aesthetic landscape, owning a device that is flexible, reliable and offers unique high demand treatment options is no longer a nice-to-have, it’s a must-have,” said Louis P. Scafuri, Chief Executive Officer of Syneron. “The new elōs Plus was designed with this dynamic in mind – it is built to out-deliver the competition in performance, versatility, reliability and scalability to meet the needs of today’s aesthetic practitioners. Our customers in the U.S., Europe and Asia have been very pleased with all the features we were able to put inside the elōs Plus and we are excited to now offer the system to our physician partners in Canada.”

“Having owned previous generations of elōs™ based systems, I have been eagerly awaiting the opportunity to add the new elōs Plus™ to my practice,” said Sonia Bansal, M.D., board certified Dermatologist in Danville, California. “I know I can depend on the elōs technology to deliver the utmost in patient satisfaction and safety, which are the most critical considerations when I purchase a device. I like how the elōs Plus comes equipped with Syneron’s latest signature applications like Sublative™, while also being a multi-platform device that the Company will continually build upon, giving me assurance that this platform will stay current well beyond the purchase date.”

For more information about elōs Plus™ or any of Syneron’s broad product offering, visit www.syneron.com.

About elōs Plus™

The new elōs Plus™ leverages the Company’s proprietary elōs® technology of optical energy and bi-polar radiofrequency to provide safe and efficacious treatments. This state-of-the-art system is customizable or upgradable utilizing a full range of up to eight in-demand aesthetic applicators, which also includes the Company’s globally successful Sublative™ and Sublime™ applications. The intuitive fifteen-inch touch screen offers unparalleled ease-of-use through it’s simple but powerful, guided treatment modes for all applications. The system is also equipped with the most popular features from recent Syneron models such as the proprietary Active Dermal Monitoring™, Intelligent Feedback System™ (IFS) and Sublative iD™, making elōs Plus™ the new workhorse for any aesthetic practice.

About Syneron Medical Ltd.

Syneron Medical Ltd. – a company devoted to real technology, real science and real results – is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. The Company’s aspiration and commitment to innovation expands Syneron’s offering beyond medical device into the largest in-demand applications in beauty - skin lightening. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The company markets and services and supports its products in 86 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide. Additional information can be found at www.syneron.com.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Further, any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risk that the businesses of Syneron and Candela may not be integrated successfully; the risk that the merger transaction with Candela may involve unexpected costs or unexpected liabilities; the risk that synergies from the merger transaction may not be fully realized or may take longer to realize than expected; the risk that disruptions from the merger transaction make it more difficult to maintain relationships with customers, employees, or suppliers; as well as the risks set forth in Syneron Medical Ltd.’s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.’s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document. Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change. However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so. The forward-looking statements of Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken. These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.’s views as of any date after the date of this document.

Contacts:

Syneron – Public Relations

pr@syneron.com

Zack Kubow

The Ruth Group

646-536-7020

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